SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. __)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

William H. Junell

55 Waugh, Suite 803

Houston, Texas 77007

(713) 333-4511

Copy To:

Michael T. Larkin

Porter Hedges, LLP

1000 Main, Suite 3600

Houston, Texas 77002

(713) 226-6629

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS William H. Junell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	36,015
	8.	SHARED VOTING POWER	717,962
	9.	SOLE DISPOSITIVE POWER	36,015
	10.	SHARED DISPOSITIVE POWER	717,962

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,977 Common Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Assumes 14,955,253 Common Units and Subordinated Units of the Company outstanding as of November 19, 2015, based on information contained in Issuer’s Form 8-K filed on November 23, 2015 and Form 10-Q filed on November 5, 2015 for the quarterly period ended September 30, 2015.

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1.	NAMES OF REPORTING PERSONS Landmark Fund C Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	717,962
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	717,962

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,962 Common Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 Assumes 14,955,253 Common Units and Subordinated Units of the Company outstanding as of November 19, 2015, based on information contained in Issuer’s Form 8-K filed on November 23, 2015 and Form 10-Q filed on November 5, 2015 for the quarterly period ended September 30, 2015.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common units representing limited partnership interests (the “Common Units”), of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 2141 Rosencrans Avenue, Suite 2100, El Segundo California 90245.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"), as amended:

-	William H. Junell (“Junell”)
-	Landmark Fund C Partners, LP (“Junell LP”)

(b)	The business address of each of the Reporting Persons is 55 Waugh, Suite 803, Houston, Texas 77007.

(c)	Landmark Fund C Management GP, LLC (“Junell GP”) is the sole general partner of Landmark Fund C Partners, LP. Harris H. Junell is the President, a Manager and Member of Junell GP. Junell has voting and dispositive power over the Common Units held by Junell LP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)	Junell LP is a Texas limited partnership, and Junell GP is a Texas limited liability company.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

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Item 3.	Source and Amount of Funds or Other Consideration.

On November 19, 2014, Junell received 36,015 Common Units from the Issuer in the initial public offering of the Issuer (the “IPO”) as a result of the contribution pursuant to a series of transactions of substantially all of the assets and liabilities of Landmark Dividend Growth Fund-A LLC to the Issuer. On November 19, 2015, Junell LP received an aggregate of 717,962 Common Units and cash consideration in connection with the acquisition by the Issuer of LD Acquisition Company 8 LLC from Landmark Dividend Growth Fund C-LLC, an affiliate of Landmark Dividend LLC.

Item 4.	Purpose of the Transaction.

The Reporting Persons hold the Shares as reported herein for investment purposes and do not have any specific plans or proposals regarding the Issuer in their capacity as holders of Common Units. None of the Reporting Persons has any current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 14,955,253 Common Units and Subordinated Units of the Company outstanding as of November 19, 2015, based on information contained in Issuer’s Form 8-K filed with the Securities Exchange Commission (“SEC”) on November 23, 2015 and Form 10-Q filed on November 5, 2015 for the quarterly period ended September 30, 2015.

(i)	William H. Junell owns directly 36,015 Common Units of the Issuer. Mr. Junell is also a Manager and the President of Landmark Fund C Partners, LP and therefor is deemed to have voting or investment control over 717,962 Common Units of the Issuer held by Landmark Fund C Partners, LP

(ii)	Landmark Fund C Partners, LP is the owner of and has the power to vote and dispose of 717,962 Common Units of the Issuer

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement (attached hereto as Exhibit 99.1).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2015

/s/ William H. Junell
William H. Junell

Landmark Fund C Partners, LP
By: Landmark Fund C Management GP, LLC, its General Partner

By:	/s/ William H. Junell
Name:	William H. Junell
Title:	President

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SCHEDULE A

The general partner of Landmark Fund C Partners, LP is Landmark Fund C Management GP, LLC. The following individuals are managers of Landmark Fund C Management GP, LLC: William H. Junell, K. Camp Bailey and F. Kenneth Bailey, Jr. Such individuals expressly disclaim any beneficial ownership in the Issuer Common Units except to the extent of their pecuniary interests therein.

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